YUKON-NEVADA GOLD CORP. - 2008 ANNUAL GENERAL MEETING

Vancouver, BC – May 28, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Graham Dickson, the President of Yukon-Nevada Gold Corp. (the "Company"), announces that that shareholders overwhelmingly approved all resolutions brought before them at the Company’s Annual General Meeting (the “AGM”) held in Vancouver, British Columbia on May 27, 2008 including:

Election of Directors

The following board members stood for election and were duly re-elected: Graham C. Dickson, John R.W. Fox, Neil J.F. Steenberg, R.J. (Don) MacDonald, Robert E. Chafee, Peter Holbek, E. Lynn Patterson and Iain Harris. As at the date of the AGM, with the exception of Graham Dickson, the Company’s Directors are independent.

Other AGM Results

KPMG LLP, Chartered Accountants, were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.